Exhibit 99.8

LETTER OF CONSENT

I, Cashel Meagher, P.Geo., refer to the Annual Report (“Annual Report”) on Form 40-F of HudBay Minerals Inc. (“HudBay”) filed with the Securities and Exchange Commission on March 31, 2011.

I consent to the appearance of my name in the Annual Report.

I also consent to the incorporation by reference of the appearance of my name in the Annual Report into the Registrant’s Form S-8 Registration Statement (SEC File No. 333-170295).

Yours very truly,

/s/ Cashel Meagher
Per: Cashel Meagher, P.Geo.

Dated: March 31, 2011